O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RFRIEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2220

December 4, 2014

VIA EDGAR AND EMAIL

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Remark Media, Inc.
Preliminary Proxy Statement on Scheduled 14A
Filed November 24, 2014
File No. 001-33720

Dear Mr. Spirgel:

On behalf of Remark Media, Inc. (the “Company” or “Remark”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 3, 2014 (the “Staff Letter”) with regard to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 24, 2014 (the “Proxy Statement”).  We have reviewed the Staff Letter with the Company and provide the following responses on its behalf.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers included herein refer to pages of the Proxy Statement and the defined terms used herein have the definitions given to them in the Proxy Statement.

Based on discussions with the Staff, we are providing these responses without a corresponding amendment to the Proxy Statement.

Proposal No. 1: Increase Authorized Shares of Common Stock, page 9

1.
Please expand your disclosure in this proposal to describe the general effect upon the rights of existing security holders. This disclosure should describe in particular the potential dilutive impact on existing shareholders when the authorized shares are issued.

In response to the Staff’s comment, the Company intends to revise the Proxy Statement to add a new paragraph at the top of page 10 to read as follows:

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

“The issuance of any of the additional authorized shares of common stock, as discussed in Proposal Nos. 3 and 4 or otherwise, may dilute the proportionate ownership and voting power of existing stockholders, and their issuance, or the possibility of their issuance, may depress the market price of our common stock.”

2.
Please tell us whether you presently have any plans, proposals or arrangements, written or otherwise, other than those described under Proposal No. 3 and No. 4.  If not, please disclose that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

In response to the Staff’s comment, the Company intends to revise the Proxy Statement to add a new paragraph on page 10, following the disclosure to be provided in response to the Staff’s first comment, to read as follows:

“We do not have any existing plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock other than as described in Proposal Nos. 3 and 4.  However, we may decide to seek additional equity or debt financing and/or divest of certain assets or businesses in order to provide additional working capital to sustain our operations.  The issuance of any shares of common stock or securities convertible into common stock in connection with any such financing may dilute the proportionate ownership and voting power of existing stockholders and depress the market price of our common stock.”

*  *  *  *  *

Attached as Exhibit A hereto is a letter from the Company containing the acknowledgments requested at the conclusion of the Staff Letter.

We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter.  Please direct any such questions to the undersigned by telephone at (212) 451-2220, by email at rfriedman@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Robert H. Friedman
Robert H. Friedman

Enclosure

cc:           Douglas M. Osrow

EXHIBIT A

ACKNOWLEDGMENT

In connection with the responses provided on behalf of Remark Media, Inc. (the “Company”) to the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 3, 2014 with regard to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 24, 2014 (the “Proxy Statement”), the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REMARK MEDIA, INC.

By:	/s/ Douglas M. Osrow
	Name:	Douglas M. Osrow
	Title:	Chief Financial Officer